SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the nine-month period ended September 30, 2003.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect” and “anticipate” and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Nine-month period ended September 30, 2003 compared to the nine-month period ended September 30, 2002

Revenues

Total revenues for the nine-month period ended September 30, 2003 increased 32.0%, or Ps. 1,025.1 million, to Ps. 4,226.8 million from Ps. 3,201.8 million in the same period in the previous year.

Domestic Long Distance. Revenues from domestic long distance services for the nine-month period ended September 30, 2003 decreased 17.9% or Ps. 203.8 million, to Ps. 937.6 million from Ps. 1,141.4 million for the nine-month period ended September 30, 2002. Domestic long distance volume for the first nine-months of 2003 increased 3.1% compared to the same period of 2002 while the average revenue per minute decreased 20.4% to Ps. 0.73 in the nine-month period ended September 30, 2003 from Ps. 0.92 in the same period of 2002. As explained in the past, the decrease in the average revenue per minute was primarily attributable to a shift in traffic mix towards business customers, which typically benefit from volume discounts. Total lines in service decreased 22.5% from 736,872 at September 30, 2002 to 571,204 at September 30, 2003 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 22.2% during the nine-month period ended September 30, 2003 compared to 35.7% during the same period of 2002.

International Long Distance. Revenues from international long distance services for the nine-month period ended September 30, 2003 increased Ps. 971.5 million, to Ps. 2,358.6 million from Ps. 1,387.1 million for the nine-month period ended September 30, 2002. This increase in revenues was primarily due to a 42.4% increase in total international volume from 1,061.4 million minutes in the nine-month period ended September 30, 2002 to 1,511.4 million minutes in the nine-month period ended September 30, 2003, coupled with a 19.4% increase in the average revenue per minute from Ps. 1.31 in the nine-month period ended September 30, 2002 to Ps. 1.56 in the same period of 2003 as a result of higher share of traffic from services such as collect calls, calling card and other international services, which typically provide higher revenue per minute to us than we receive in settlement payments for direct-dialed calls. During the nine-month period ended September 30, 2003, international long distance revenues represented 55.8% of total revenues compared to 43.3% during the same period of 2002.

Data and Internet Services. Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 781.2 million, a 35.6% increase over the Ps. 576.1 million recorded during the nine-month period ended September 30, 2002. The increase is mainly due to a continuous growth of the data and internet services market.

Data and internet service revenues represented 18.5% of total revenues during the nine-month period ended September 30, 2003 compared to the 18.0% during the same period in 2002.

Local Services. Local service revenues reached Ps. 149.4 million, compared to the Ps. 97.2 million recorded during the nine-month period ended September 30, 2002. Local service revenues represented 3.5% and 3.0% of our total revenues during the nine-month period ended September 30, 2003 and 2002, respectively. We continue to increase our customer-base for this segment as the roll-out of this service continues.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, special projects charges, resale expenses, which are paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines, which are typically paid on a per-circuit per month basis primarily to Telmex. Cost of services amounted to Ps. 2,261.7 million for the nine-month period ended September 30, 2003, compared to Ps. 1,413.1 million for the same period of 2002. This 60.0% increase is primarily explained by the 21.2% increase in total volume and particularly by the 42.4% increase in the international long distance segment, which provide higher revenue but also higher cost.

Gross Profit

Gross profit, defined as revenues minus costs of services (excluding depreciation), for the nine-month period ended September 30, 2003 increased 9.9% or Ps. 176.5 million to Ps. 1,965.2 million from Ps. 1,788.6 million in the same period of 2002. The increase in gross profit is explained by the 32.0% increase in our total revenues. Our gross margin, defined as gross profit as a percentage of total revenues, decreased to 46.5% for the nine-month period ended September 30, 2003 compared to 55.9% in the same period of 2002. The decrease in gross margin is due to higher costs of services as a result of the increased participation of international services revenues in our total revenues. International traffic from services such as collect calls, calling cards and other international services provide higher revenue per minute than other traffic; however, its cost of services is also higher, resulting in lower gross margins than our other source of revenues.

Gross profit for domestic long distance services for the nine-month period ended September 30, 2003, decreased 16.5% or Ps. 113.6 million to Ps. 575.5 million from Ps. 689.1 million in the comparable period of 2002. The decrease in gross profit was driven by the 17.9% reduction in domestic long distance revenues as a result of lower average revenue per minute partially offset with an 3.1% increase in domestic volume.

Gross profit for international long distance services for the nine-month period ended September 30, 2003, increased 16.4 % or Ps. 96.7 million to Ps. 685.3 million from Ps. 588.7 million in the comparable period of 2002. This increase in gross profit is explained by the increase in international revenues derived from higher volume and higher revenue per minute as described above.

Gross profit for data and internet services for the nine-month period ended September 30, 2003, increased 38.6% or Ps. 164.5 million to Ps. 591.1 million from Ps. 426.6 million in the comparable period of 2002. The growth in gross profit of our data and internet business was primarily a result of revenue growth of 35.6%.

Gross profit for local service during the nine-month period ended September 30, 2003, increased Ps. 29.0 million reaching Ps. 113.3 million, compared to the Ps. 84.3 million recorded during the same period in 2002. The increase in gross profit of our local business was primarily the result of the 53.7% increase in our local revenues.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 12.9% or Ps. 162.8 million, to Ps. 1,095 million for the nine-month period ended September 30, 2003 from Ps. 1,257.9 million for the nine-month period ended September 30, 2002. This decrease is mainly explained by the 60.8% or Ps. 106.8 million reduction in marketing expenses and a 9.6% or Ps. 59.0 million decrease in personnel related expenses as a result of the measures taken to address our liquidity crisis and in accordance with the current difficult economic environment. As a percentage of total revenues, administration, selling and other operating expenses for the nine-month period ended September 30, 2003 were 25.9% compared to 39.3% registered during the same period in 2002.

Depreciation and amortization

Depreciation and amortization decreased 8.2% or Ps. 57.3 million to Ps. 644.7 million, from Ps. 702.1 million for the nine-month period ended September 30, 2002. The nine month period ended September 30, 2002, includes an accelerated depreciation of our previous billing and customer care platform, unlike for the same period of 2003, it does not include such charge.

Operating income (loss)

Due to the factors described above, during the nine-month period ended September 30, 2003, operating income reached Ps. 225.4 million compared to an operating loss of Ps. 171.3 million for the nine-month period ended September 30, 2002.

Comprehensive financial loss

The comprehensive financial loss during the nine-month period ended September 30, 2003 was Ps. 936.5 million, compared to a comprehensive financial loss of Ps. 1,048.2 million for the same period of 2002. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30,
	2002	2003
	(in millions of constant pesos)
Interest expense	(627.0)	(696.0)
Interest income	15.4	4.3
Exchange (loss) net	(678.5)	(407.7)
Gain from monetary position	241.9	162.9

Comprehensive financial result, net	(1,048.2)	(936.5)

Interest expense increased 11.0% or Ps. 69.0 million, from Ps. 627.0 million for the nine-month period ended September 30, 2002 to Ps. 696.0 million for the nine-month period ended September 30, 2003. This increase is mainly explained by the incremental expenses incurred in connection with our debt restructuring process.

Exchange loss for the nine-month period ended September 30, 2003 was Ps. 407.7 million compared to an exchange loss of Ps. 678.5 million during the nine-month period ended September 30, 2002. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a foreign exchange loss during the nine-month period ended September 30, 2003 due to the 6.0% depreciation of the Peso against the U.S. dollar compared to a larger foreign exchange loss during the nine-month period ended September 30, 2002 due to a 11.2% depreciation of the Peso against the U.S. dollar.

Gain from monetary position decreased from Ps. 241.9 million for the nine-month period ended September 30, 2002 to Ps. 162.9 million for the nine-month period ended September 30, 2003. This decrease is primarily due to a lower Mexican inflation rate of 2.3% for the nine-month period ended September 30, 2003, compared to 3.9% for the nine-month period ended September 30, 2002.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, S.A. de C.V., are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. For the nine-month period ended September 30, 2003, Servicios Alestra recorded asset tax of Ps. 3.6 million. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for the nine-month period ended September 30, 2003.

Net loss

For the reasons discussed above, we recorded a net loss of Ps. 714.5 million compared to a net loss of Ps. 1,263.9 million recorded during the same period in 2002.

Current Liquidity

As of September 30, 2003, June 30, 2003 and December 31, 2002, we had Ps. 543.4 million, Ps. 331.3 million and Ps. 158.8 million of unrestricted cash available, respectively. Unrestricted cash balance increased Ps. 384.6 million from December 31, 2002 to September 30, 2003 due mainly to the fact that we did not make the May 15, 2003 interest payment on the existing notes.

As of September 30, 2003, June 30, 2003 and December 31, 2002 our ratio of current assets to current liabilities was 0.17x, 0.14x and 0.12x, respectively. Our ratio of current assets to current liabilities increased from December 31, 2002 and June 30, 2003 to the September 30, 2003 period due to the increase in our unrestricted cash balance.

	As of September 30, 2003	As of June 30, 2003	As of December 31, 2002
(in millions of constant Pesos, excluding ratios)
Unrestricted cash balance	Ps. 543.4	Ps. 331.3	Ps. 158.8
Current ratio (times)	0.17x	0.14x	0.12x

Resources generated from, or used in, operating activities. Resources generated from operating activities increased Ps. 595.8 million from resources used in of Ps. 226.6 million to resources provided by operation of Ps. 369.2 million in the first nine months of 2003. This increase was primarily due to the improvement in the company’s operating performance resulting in a operating income of Ps. 225.4 million in the first nine months of 2003 compared to an operating loss of Ps. 171.3 million during the same period of 2002.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps. 136.6 million and Ps 151.4. million in the first nine months of 2003 and 2002, respectively. The reduction was due to lower amount invested in real estate and equipment.

Resources used in, or generated from, financing activities. Resources provided from financing activities decreased to Ps. 152.0 million in the first nine months of 2003 from Ps. 223.3 million during the same period of 2002. Resources used in, or generated from, financing activities reflect exchange rate fluctuations, given that our total indebtedness is U.S. dollar denominated. As a result, the decrease in resources provided from financing activities is mainly explained by the 6.0% depreciation of the peso against the dollar during the nine month period ended September 30, 2003 compared to an 11.2% depreciation during the same period of 2002.

Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S.GAAP.

Other Indebtedness

We still have outstanding our credit line facility obtained from Hewlett Packard de México, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of September 30, 2003, the balance of such facility was $10.4 million. Such amount, which is payable within the next two years, is subject to an average annual fixed interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of September 30, 2003 of $2.5 million, payable within the next nineteen months.

Debt Restructuring Process

On August 21, 2003, we commenced exchange and cash tender offers (the “Offers”) for all of our then-outstanding 12 1/8% Senior Notes due 2006 and 12 5/8% Senior Notes due 2009 (the “Existing Notes”) and solicited acceptances to a U.S. prepackaged plan of reorganization.

On November 5, 2003, we announced the satisfaction of our minimum tender condition and the expiration of the Offers on November 4, 2003. $232,920,000 principal amount of our 12 1/8% Senior Notes due 2006 and $254,200,000 principal amount of our 12 5/8% Senior Notes due 2009 were tendered in the Offers. These amounts in the aggregate represented 85.5% of the Existing Notes.

On November 17, 2003 we publicly announced the consummation of the offers. We delivered our new Senior Notes due 2010 (the “New Notes”), as well as a cash payment, to the Depository Trust Company (“DTC”) for distribution to the holders of the Notes who tendered in the Offers. The New Notes are trading on DTC, are listed on the New York Stock Exchange, and began trading on the New York Stock Exchange on November 18, 2003. Also, on November 17, 2003, we paid all interest amounts due on the remaining Existing Notes that were not tendered in the Offers.

The New Notes are due on June 30, 2010 and bear interest at the rate of 8%. The other terms of the New Notes are similar to those of the Existing Notes in effect prior to the consummation of the Offers. As part of the Offers, various terms of the Existing Notes were amended.

Litigation

W.R.H. Global Securities Pooled Trust (“Huff”), brought a legal action against Alestra, its equity holders and the indenture trustee on September 22, 2003 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin Alestra from consummating its exchange offers and consent solicitations. Huff brought two preliminary injunctions against Alestra to prevent the consummation of the Offers. The first preliminary injunction was denied as moot and certain other relief sought by Huff was denied, and the second preliminary injunction was denied on the merits. Alestra moved, and Huff cross-moved, for summary judgment on Huff’s claim that Alestra’s 12 1/8% Senior Notes due 2006 and 12 5/8% Senior Notes due 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the court granted Alestra’s motion for partial summary judgment and dismissed Huff’s cross-motion for partial summary judgment. The court is presently evaluating how to proceed with the remaining claims in the case, all of which Alestra believes are now moot in light of the prior proceedings in the litigation. Huff has indicated that it will appeal the court’s ruling on the partial summary judgment motions. Huff has also indicated that it may file an amended complaint asserting new claims against Alestra and the other defendants.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 and 2003

Consolidated Balance Sheets as of December 31, 2002 and September 30, 2003 (unaudited)	F-2

Unaudited Condensed Consolidated Statements of Income for the nine months period ended September 30, 2002 and 2003	F-3

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine months period ended September 30, 2002 and 2003	F-4

Unaudited Condensed Consolidated Statements of Changes in Financial Position for the nine months ended September 30, 2002 and 2003	F-5

Notes to Unaudited Condensed Consolidated Financial Statements

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

	December 31, 2002		September 30, 2003
			(Unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	158,828	Ps	543,425
Trade receivables, net		507,293		477,515
Due from affiliates and other related parties		185,566		236,361
Recoverable taxes		663		738
Other receivables		40,207		96,488
Prepaid expenses and other assets		20,787		41,096

Total current assets		913,344		1,395,623

REAL ESTATE AND EQUIPMENT, NET		5,553,828		5,577,232
DEFERRED CHARGES AND OTHER ASSETS, NET		1,352,264		1,119,575

Total assets		7,819,436		8,092,430

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Senior notes		6,013,443		6,228,504
Accounts payable to Telmex		430,541		356,527
Other accounts payable Bank loans and notes payable		117,852 95,403		82,332 116,484
Due to affiliates and other related parties		92,193		160,407
Accrued interest, expenses and other payables		852,261		1,423,360

Total current liabilities		7,601,693		8,367,614

LONG-TERM LIABILITIES:
Bank loans and notes payable		109,036		24,872
Other long-term liabilities		43,463		50,328

Total liabilities		7,754,192		8,442,814

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		5,371,386		5,371,386
Restatement of capital stock		3,882,917		3,882,917

		9,254,303		9,254,303
Accumulated deficit		(9,189,061)		(9,604,689)

Total majority interest		65,242		(350,386)
Minority interest		2		2

Total stockholders’ equity		65,244		(350,384)
CONTINGENCIES AND COMMITMENTS		—		—

Total liabilities and stockholders’ equity	Ps	7,819,436	Ps	8,092,430

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

	Nine months period ended September 30,
	2002		2003
REVENUES
Long distance services:
Domestic	Ps	1,141,438	Ps	937,628
International		1,387,063		2,358,589
Other:
Data and internet		576,079		781,232
Local service		97,194		149,378

		3,201,774		4,226,827
COST OF SERVICES (excluding depreciation) :
Long distance services:
Domestic		(452,372)		(362,153)
International		(798,392)		(1,673,226)
Other:
Data and internet		(149,480)		(190,169)
Local service		(12,882)		(36,114)

		(1,413,126)		(2,261,662)

Administration, selling and other operating expenses		(1,257,854)		(1,095,008)
Depreciation and amortization		(702,057)		(644,741)

Operating (loss) income		(171,263)		225,416

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(626,957)		(695,926)
Interest income		15,358		4,311
Exchange loss, net		(678,521)		(407,746)
Gain from monetary position		241,877		162,898

		(1,048,243)		(936,463)

OTHER (EXPENSE) INCOME, NET		(40,935)		217

Loss before provision for asset tax		(1,260,441)		(710,830)
Asset tax		(3,456)		(3,643)

Net loss	Ps	(1,263,897)	Ps	(714,473)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

	Capital stock				Restatement of capital stock		Deficit from restatement		Accumulated Losses		Majority interest		Minority interest		Total stockholder’s equity
	Fixed		Variable
Balance at December 2001	Ps	300	Ps	5,371,086	Ps	3,882,917	Ps	(1,589,646)	Ps	(6,578,690)	Ps	1,085,967	Ps	2	Ps	1,085,969
Changes in 2002:
Net loss		—		—		—		—		(1,263,897)		(1,263,897)		—		(1,263,897)
Gain from restatement		—		—		—		415,703		—		415,703		—		415,703

Comprehensive loss		—		—		—		415,703		(1,263,897)		(848,194)		—		(848,194)

Balance at September 30, 2002 (Unaudited)	Ps	300	Ps	5,371,086	Ps	3,882,917	Ps	(1,173,943)	Ps	(7,842,587)	Ps	237,773	Ps	2	Ps	237,775

Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps	3,882,917	Ps	(1,169,222)	Ps	(8,019,839)	Ps	65,242	Ps	2	Ps	65,244

Changes in 2003:
Net loss		—		—		—		—		(714,473)		(714,473)		—		(714,473)
Gain from restatement		—		—		—		298,845		—		298,845		—		298,845

Comprehensive loss		—		—		—		298,845		(714,473)		(415,628)		—		(415,628)

Balance at September 30, 2003 (Unaudited)	Ps	300	Ps	5,371,086	Ps	3,882,917	Ps	(870,377)	Ps	(8,734,312)	Ps	(350,386)	Ps	2	Ps	(350,384)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

	For the nine months ended September 30,
	2002		2003
OPERATING ACTIVITIES:

Net loss	Ps	(1,263,897)	Ps	(714,473)
Adjustments to reconcile net loss to resources provided by operating activities:
Depreciation and amortization		702,057		644,741

		(561,840)		(69,732)
Changes in working capital:
Trade receivables, net		(91,490)		29,778
Receivable from domestic operators, net		(8,511)		—
Due from affiliates and other related parties		(287,983)		(50,795)
Recoverable taxes and other receivables		4		(75)
Prepaid expenses and other assets		(9,287)		(76,590)
Restricted investments		339,394		—
Accounts payable		64,896		(109,534)
Due to affiliates and other related parties		(31,134)		68,214
Accrued interest, expenses and other payables		359,382		577,964

Resources (used in) provided by operating activities		(226,569)		369,230

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(183,925)		(136,611)
Deferred charges and other assets		32,535		—

Resources used in investing activities		(151,390)		(136,611)

FINANCING ACTIVITIES:

Issuance of senior notes		394,231		215,061
Bank loans and notes payable, net		(170,946)		(63,083)

Resources provided by financing activities		223,285		151,978

(Decrease) increase in cash and cash equivalents		(154,674)		384,597
Cash and cash equivalents, beginning of period		260,488		158,828

Cash and cash equivalents, end of period	Ps	105,814	Ps	543,425

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

1.	LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003 Alestra’s cash flows from operations were not sufficient to meet the interest payment on its outstanding 12 1/8% Senior Notes due 2006 and 12 5/8% Senior Notes due 2009 (the Existing Notes) due in November 2002 and May 2003. Alestra incurred substantial debt obligations in the construction of its telecommunications network. The existing senior notes which accounted for approximately 74% of the total liabilities, required annual service payments of approximately Ps. 791,630 (US$74.3million), including additional amounts required to be paid in connection with withholding taxes.

The Company did not make the November 15, 2002 and May 15, 2003 interest payments on the existing notes as of September 30, 2003. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities be classified as current liabilities. The Company classified the existing notes as current liabilities as of December 31, 2002 and as of September 30, 2003.

On August 21, 2003, Alestra commenced exchange and cash tender offers for all of its existing notes and solicited acceptances to a U.S. prepackaged plan of reorganization.

On November 5, 2003, Alestra announced the satisfaction of its minimum tender condition and the expiration of the Offers on November 4, 2003. $232,920,000 principal amount of its 12 1/8% Senior Notes due 2006 and $254,200,000 principal amount of its 12 5/8% Senior Notes due 2009 were tendered in the Offers. These amounts in the aggregate represented 85.5% of the Existing Notes.

On November 17, 2003 Alestra publicly announced the consummation of the offers and delivered its new Senior Notes due 2010 (the “New Notes”), as well as a cash payment, to the Depository Trust Company. Also, on November 17, 2003, the Company paid all interest amounts due on the remaining Existing Notes that were not tendered in the Offers. The New Notes are due on June 30, 2010 and bear interest at the rate of 8%. As part of the Offers, various terms of the Existing Notes were amended.

The accompanying financial statements do not include any adjustments resulted from the consummation of the offers.

2.	PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim condensed consolidated financial statements of Alestra, S. de R. L. de C. V. (Alestra or the Company) have been prepared in accordance with accounting principles generally accepted in Mexico “Mexican GAAP” as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A summary of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 3.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2002 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to September 30, 2003 purchasing power by applying the restatement factor of 1.0230%.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

3.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Nine months ended September 30,
	2002		2003
Reconciliation of net loss:

Net loss as reported under Mexican GAAP	(Ps	1,263,897)	(Ps	714,473)

U.S. GAAP adjustments:
Fifth amendment effect on depreciation expense		(51,366)		(58,980)
Reversal of preoperating expense amortization		155,986		155,986
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(774)		(774)
Depreciation of capitalized interest under U.S. GAAP		(4,672)		(4,672)

Total U.S. GAAP adjustments		99,174		91,560

Net loss under U.S. GAAP	(Ps	1,164,723)	(Ps	622,913)

Reconciliation of stockholders’ equity:

Total stockholders’ equity reported under Mexican GAAP	Ps	237,775	(Ps	350,384)

U.S. GAAP adjustments:
Fifth amendment effect on real estate and equipment		803,068		388,471
Preoperating expenses		(1,997,805)		(1,997,805)
Accumulated amortization of preoperating expenses		1,060,417		1,267,936
Minority interest under Mexican GAAP		(2)		(2)
Comprehensive financing costs and interest capitalization		43,540		45,540
Accumulated depreciation of comprehensive financing cost and interest capitalization		(19,948)		(29,210)

Total U.S. GAAP adjustments		(110,730)		(325,070)

Total stockholders’ equity under U.S. GAAP	Ps	127,045	(Ps	675,454)

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:
	2002		2003
Balance at beginning of period	Ps	1,291,768	(Ps	52,541)
Net loss for the year		(1,164,723)		(622,913)

Balance at end of period	Ps	127,045	(Ps	675,454)

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above, as of September 30, 2002 and 2003 is as follows:

	2002		2003
Capital stock	Ps	9,254,303	Ps	9,254,303
Accumulated losses		(9,127,258)		(9,929,757)

Total stockholders’ equity under U.S. GAAP	Ps	127,045	(Ps	675,454)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the nine months ended September 30, 2002 and 2003:

	2002		2003
Net revenues	Ps	3,201,774	Ps	4,226,827
Cost of services (excluding depreciation presented separately below)		(1,413,126)		(2,261,662)
Administration and selling		(1,257,854)		(1,095,008)
Depreciation and amortization		(602,883)		(553,181)

Operating (loss) profit		(72,089)		316,976

Interest income		15,358		4,311
Interest expense		(626,957)		(695,926)
Exchange loss, net		(678,521)		(407,746)
Gain from monetary position		241,877		162,898

		(1,048,243)		(936,463)
Other (expense) income		(40,935)		217

Net loss before asset tax		(1,161,267)		(619,270)
Asset tax		(3,456)		(3,643)

Net loss for the period	(Ps	1,164,723)	(Ps	622,913)

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for nine months ended September 30, 2002 and 2003 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to September 30, 2003 purchasing power.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2003)

	Nine months ended September,
	2002		2003
OPERATING ACTIVITIES:
Net loss	(Ps	1,164,723)	(Ps	622,913)
Adjustments to reconcile net loss to cash flows (used in) provided by operating activities:
Gain from monetary position		(241,877)		(162,898)
Unrealized exchange loss		1,761,162		856,947
Depreciation and amortization		602,883		553,182
Allowance for doubtful accounts		89,628		27,057
Provision for special project charges		78,205		772
Changes in operating assets and liabilities:
Current assets		(426,170)		(88,799)
Current liabilities		270,919		560,891

Cash flows provided by operating activities		970,027		1,124,239

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(183,925)		(136,611)
Deferred charges and other assets		32,532		—
Restricted investment		365,095		—

Cash flows provided by (used in) investing activities		213,702		(136,611)

FINANCING ACTIVITIES:
Payments of bank loans		(40,963)		(69,931)
Proceeds from bank loans		51,556		—

Cash flows provided by (used in) financing activities		10,593		(69,931)

Net effect of inflation on cash and cash equivalents		(1,348,995)		(533,100)

Increase in cash and cash equivalents		(154,673)		384,597
Cash and cash equivalents, beginning of period		260,488		158,828

Cash and cash equivalents, end of period	Ps	105,815	Ps	543,425

Non-cash investing and financing activities:
Acquisition of equipment under capital leases	Ps	26,907	Ps	—

Interest and taxes paid:
Interest paid	Ps	19,099	Ps	12,200
Asset tax paid		4,462		3,655

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ PATRICIO E. DE LA GARZA

Patricio E. de la Garza Chief Financial and Administrative Officer

Date: November 28, 2003